

Mail Stop 3720

December 18, 2007

Mr. Patrick Gray
Chief Financial Officer
Axesstel, Inc.
6815 Flanders Drive
San Diego, CA 92121

     Re: Axesstel, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed April 2, 2007
             Form 10-Q for Fiscal Quarter Ended September 30, 2007
             File No. 1-32160

Dear Mr. Gray:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Liquidity and Capital Resources, page 40

1. We note that you did not discuss liquidity on both a long-term and short-term basis. Please identify the balance sheet conditions or income or cash flow items which you believe may be indicators of your liquidity condition. Addressing those liquidity indicators, please discuss your ability to generate adequate

amounts of cash to meet your cash needs during the twelve months following the date of your most recent balance sheet presented and thereafter. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Contractual Obligations and Commitments, page 40

2. It appears to us that you have purchase commitments to WNC and XL Telecom Limited as of December 31, 2006. Please disclose these commitments or tell us why the disclosure is not necessary.

Manufacturing, page 9

3. Please tell us how you are accounting for the inventories manufactured by WNC, XL Telecom Limited and BroadTel Inc. We note that WNC and XL Telecom Limited hold your inventories and deliver the products directly to your customers.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Condensed Consolidated Balance Sheets, page 3
Condensed Consolidated Statements of Cash Flows, page 5

4. Please tell us the nature and terms of your customer advances, which increased significantly since last year.

Accounts Receivable, page 6

5. On page 22, you stated that as of September 30, 2007, approximately 25% of your accounts receivables were secured by a letter of credit or credit insurance. We note your "shift in sales terms" and the "delayed payment cycles from [y]our Venezuelan customers have increased [y]our length of collection time." Also, we note your increasing exposure to customers in emerging markets. Accordingly, please tell us in detail how you concluded that the collectibility was reasonably assured and no allowance was necessary at September 30, 2007.

Liquidity, page 23
16. Subsequent Events, page 15

6. We note your total indebtedness to Centurion in the amount of $8.6 million and your issuance of 500,000 shares of your unregistered common stock in two separate transactions. Citing your basis in the accounting literature, please tell us how you recorded these transactions.

7. Please refer to page 15. Please tell us the factors you considered in concluding that it is appropriate to decrease your $2.5 million obligation from the February 2005 amendment based on your intention of not manufacturing or marketing "mobile" solutions. Refer to your basis in the accounting literature.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director